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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                          For the month of August 2007


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                                   JACADA LTD.
                 (Translation of registrant's name into English)


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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F
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Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes      No  X
   -----   -----

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      No  X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No  X
   -----   -----


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release, released publicly on August 7, 2007: Jacada Reports Second Quarter 2007 Results


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        JACADA LTD.

                                        By: /S/ TZVIA BROIDA
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                                            Name:  Tzvia Broida
                                            Title: Chief Financial Officer

Dated: August 7, 2007

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

                                  EXHIBIT INDEX

1. Press Release, released publicly on August 7, 2007: Jacada Reports Second Quarter 2007 Results.